Sanofi-aventis Board of Directors

of December 16, 2009

Paris, France – December 16, 2009 – The Board of Directors of sanofi-aventis met today and has co-opted Serge Weinberg as a Director to replace Gunter Thielen, who has resigned for personal reasons.

This cooptation will be submitted to the ratification of the General Meeting of Shareholders that will take place on May 17, 2010. It has been planned to propose to the sanofi-aventis Board of Directors, which will take place following the General Meeting, the appointment of Serge Weinberg as non-executive Chairman of this Board to replace Jean-François Dehecq, who will then reach the statutory age limit.

On this occasion, the Board of Directors congratulates Christopher A. Viehbacher, Chief Executive Officer for the excellent work performed since he took his position on December 1, 2008, and confirms the strategic orientations implemented with success.

About Serge Weinberg

Born in 1951, Serge Weinberg holds a Bachelor’s degree in Law, a Graduate Degree of « Institut d’Études Politiques » and is a Graduate of the ENA - Ecole Nationale d’Administration (1976). He held different positions as a « sous-préfet » from 1976 to 1981, and became Chief of Staff of the French Budget Minister, Laurent Fabius, in 1981. After a position as Deputy General Manager for Finance at the French Television Channel FR3 (1982-1983), he became Chief Executive Officer and then Chairman of the Havas Tourisme Group from 1983 to 1987. He was then appointed CEO of Pallas Finance for three years and joined the Pinault Group in 1990 as President of CFAO. In the Pinault Group he was then appointed Chairman and CEO of Rexel from 1991 to 1995 and chaired the Management Board of the PPR Group for 10 years. In March 2005, he founded the investment firm Weinberg Capital Partners, which manages funds dedicated to LBO and real estate. He is also Vice-Chairman of the Supervisory Board of Schneider Electric. Serge Weinberg was also non-executive Chairman of the Board of the Accor Group from 2006 to 2009. He was a member of the « Growth Release Committee » (Attali Committee, 2007-2008). He is a member of the Board of AFEP (French Association of Private Enterprises) and is also Founding Member and Treasurer of the “Brain and Spinal Cord Institute” - Institut du Cerveau et de la Moelle Épinière (ICM).

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).